Morgan, Lewis & Bockius LLP

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Tel. +1 215.963.5000

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www.morganlewis.com

Justin W. Chairman

+1 215.963.5061

justin.chairman@morganlewis.com

November 22, 2019

Via EDGAR

Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             MediaCo Holding Inc.

Registration Statement on Form 10-12B

Filed November 22, 2019

File No. 001-39029

Dear Ms. Krebs:

We are writing on behalf of MediaCo Holding Inc. (the “Company”) in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 21, 2019 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10 (File No. 001-39029) (the “Form 10”), Amendment No. 4, which was filed with the Commission on November 15, 2019. In response to the Comment Letter, we are filing this response letter with the Commission simultaneously with the filing of Amendment No. 5 to the Form 10 (“Amendment No. 5”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 5, is being provided to show the revisions from the version of the Form 10 filed on November 15, 2019.

The numbered paragraphs below restate in bold and italics the numbered paragraphs in the Comment Letter, followed by responses on behalf of the Company. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the information statement filed as Exhibit 99.1 to Amendment No. 5 (the “Information Statement”). Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Information Statement.

U.S. Securities and Exchange Commission

November 22, 2019

Our By-Laws will designate Circuit or Superior Courts of Marion County, Indiana...as the exclusive forum..., page 28

1.                                Please revise to disclose whether the exclusive forum provision applies to actions arising under the Securities Act or the Exchange Act. Disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:   In response to the Staff’s comment, the Company has revised disclosure on page 28 to disclose that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; however, the Company intends for the exclusive forum provision to apply to actions arising under the Securities Act. The Company has also revised disclosure to inform readers that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Forum Selection Provision, page 87

2.                                We note your response to our prior comment 1. We note that your forum selection provision identifies a Circuit or Superior Court of Marion County Indiana, or the United States District Court for the Southern District of Indiana in a case of pendent jurisdiction as the exclusive forum for certain litigation, including any “derivative action.” We note from your revised disclosure that this provision applies to claims arising under the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and not just those in the case of pendent jurisdiction. Please revise your disclosure to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response:   In response to the Staff’s comment, the Company has revised disclosure on page 87 to inform readers that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and, accordingly, the exclusive forum provision does not apply to claims arising under the Exchange Act. Additionally, the Company has revised Section 6.6 of the Form of Amended and Restated By-laws of the Company to provide that the exclusive forum provision shall not apply in such instances.

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U.S. Securities and Exchange Commission

November 22, 2019

If you have any questions or require any additional information regarding the foregoing, please do not hesitate to contact me at (215) 963-5061.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Justin W. Chairman
Name:	Justin W. Chairman

cc:                                Jeffrey Smulyan, Mediaco Holding Inc.

Christopher S. Ronne, Morgan, Lewis & Bockius LLP